UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated July 5, 2006
Commission file number 0-21080

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)

[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☐	Form 40-F ☑
[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934].

Yes ☐	No ☑
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-13456, 333-97305, 333-6436 AND 333-127265), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-122526) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated June 1, 2006.
•	Press Release dated June 20, 2006.
•	Press Release dated June 20, 2006.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: July 5, 2006	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

2

NEWS RELEASE
Enbridge announces quarterly interest distribution for Preferred Securities
CALGARY, Alberta, June 1, 2006 — Enbridge Inc. today announced that a quarterly interest distribution of $0.4875 per security will be paid on the company’s 7.80% Preferred Securities, Series D, on June 30, 2006, to holders of record at the close of business on June 15, 2006.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses.
Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
Contacts:

Investment Community	Media
Bob Rahn	Jim Rennie
(403) 231-7398	(403) 231-3931
e-mail: bob.rahn@enbridge.com	e-mail: jim.rennie@enbridge.com

NEWS RELEASE
Enbridge to extend Gulf of Mexico infrastructure
to connect natural gas from the Shenzi field
CALGARY, Alberta, June 20, 2006 — Enbridge Inc. (TSX/NYSE:ENB) announced today that U.S. subsidiary Enbridge Offshore Pipelines, L.L.C. will extend its Gulf of Mexico pipeline infrastructure by constructing a natural gas gathering lateral to connect the deepwater Shenzi field to existing Gulf pipelines.
“The Shenzi lateral project, which follows the similar Neptune lateral project announced last year, is another positive step in our strategy of building on Enbridge’s recently acquired deepwater offshore businesses in the Gulf of Mexico,” said Doug Krenz, President of Enbridge Offshore Pipelines. “It leverages existing Enbridge gas infrastructure in the Gulf, positioning us for other opportunities in the region.”
Enbridge will construct and operate a gas lateral that will consist of 11 miles of 12-inch diameter pipe and will have the capacity to deliver in excess of 100 million cubic feet per day.
The Shenzi discovery represents a major development relatively close to Enbridge’s existing Green Canyon infrastructure. The Shenzi development will provide a new natural gas supply source and potential for additional supply sources for the existing Cleopatra, Manta Ray and Nautilus offshore pipeline systems, all partially owned by Enbridge.
The Shenzi field is located approximately 120 miles from the coast of Louisiana in water depths of approximately 4,300 feet. BHP Billiton will be operator of the field, which has estimated recoverable reserves in the range of 350 million to 400 million barrels of oil equivalent: BHP Billiton has a 44% interest in the field, BP Exploration & Production Inc. has 28%, and Hess Corporation has 28%. Development plans, costing approximately US$4.4 billion gross through the year 2015, include drilling a number of subsea wells, and the wells, subsea flowlines and other production facilities that will be operated by BHP Billiton on behalf of the joint venture partners.
The lateral pipeline to be built by Enbridge is expected to be completed by year-end 2007, with first gas expected by mid-year 2009.
Enbridge Offshore Pipelines provides Enbridge with wholly owned or joint venture interests in 11 transmission and gathering pipelines in five major pipeline corridors in Louisiana and Mississippi offshore waters of the Gulf of Mexico. The system moves on average approximately 3 billion cubic feet per day — approximately half of all deepwater Gulf of Mexico natural gas production.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services to 1.8 million customers in the provinces of Ontario, Quebec and New Brunswick, and in New York State. The Company employs approximately 4,600 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com

NEWS RELEASE
Enbridge and MarkWest extend Gulf of Mexico pipeline system into developing production area
CALGARY, Alberta and HOUSTON, Texas, June 20, 2006 — Enbridge Inc. (TSX/NYSE:ENB) today announced that its U.S. subsidiary Enbridge Offshore Pipelines, L.L.C. and partner MarkWest Energy Partners, L.P. (MarkWest) have acquired a 14-mile, 12-inch diameter pipeline through their jointly owned Triton Gathering, LLC (Triton) natural gas gathering system to transport production from West Cameron Blocks 62 and 75 to the Stingray Pipeline in the Gulf of Mexico.
The new Triton lateral — which will serve new natural gas development in the area owned by El Paso Production Company, Chevron U.S.A. Inc. and The Houston Exploration Company — will connect a significant new source of “deep-shelf” gas to the Stingray pipeline system and is equipped with four sub-sea taps to accommodate future developments in the area providing a capacity of 200 million cubic feet per day. The West Cameron 62 and 75 development began production in May 2006.
Triton is a non-FERC-regulated natural gas pipeline company, which owns several laterals that gather gas from various offshore third-party fields to Stingray Pipeline.
Stingray is a 325-mile, FERC-regulated, gas pipeline system, which transports gas and injected condensate from the High Island, West Cameron, East Cameron, Vermillion and Garden Banks areas in the Gulf of Mexico to onshore transmission systems located in southwest Louisiana. Stingray Pipeline Company, L.L.C. is owned by Enbridge Offshore (50 per cent) and MarkWest (50 per cent).
Enbridge Offshore Pipelines provides Enbridge with wholly owned or joint venture interests in 11 transmission and gathering pipelines in five major pipeline corridors in Louisiana and Mississippi offshore waters of the Gulf of Mexico. The system moves on average approximately 3 billion cubic feet per day — approximately half of all deepwater Gulf of Mexico natural gas production.

Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids pipeline system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 4,600 people, primarily in Canada, the United States and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the United States under the symbol ENB. Information about Enbridge is available on the Company’s website at www.enbridge.com.
MarkWest Energy Partners, L.P. is a publicly traded master limited partnership with a solid core of midstream assets and a growing core of gas transmission assets. It is the largest processor of natural gas in the Northeast and is the largest gatherer of natural gas in the prolific Carthage field in east Texas. It also has a growing number of other gas gathering and intrastate gas transmission assets in the Southwest, primarily in Texas and Oklahoma. The partnership’s limited units trade on the American Stock Exchange under the symbol MWE. Information about MarkWest and the owner of its general partner, MarkWest Hydrocarbon, Inc., is available at www.markwest.com.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

Enbridge Contacts:

Media	Investment Community
Jim Rennie	Bob Rahn
(403) 231-3931	(403) 231-7398
E-mail: jim.rennie@enbridge.com	E-mail: bob.rahn@enbridge.com
MarkWest Contact:
Investor Relations
Andrew L. Schroeder
1-866-858-0482